EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EuroBancshares, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of EuroBancshares, Inc. of our report dated February 25, 2004, except as to note 30, which is as of July 15, 2004, with respect to the consolidated balance sheets of EuroBancshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for the years then ended, appearing in EuroBancshares’ Registration Statement on Form S-1 (No. 333-115510). Our report refers to the adoption of the provisions of Financial Standards Board’s Interpretation No. 46R, Consolidation of Variable Interest Entities, as of December 31, 2003.

/s/ KPMG, LLP

San Juan, Puerto Rico

December 7, 2004